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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                         -------------------------------

                                   APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         -------------------------------


                               DTE Energy Company
                                 2000 2nd Avenue
                          Detroit, Michigan 48226-1279

             (Name of company filing this statement and address of
                          principal executive offices)

                        --------------------------------


                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                       ----------------------------------


  Susan M. Beale                                     Robert P. Edwards
  DTE Energy Company                                 Clifford S. Sikora
  2000 2nd Avenue                                    R. Michael Sweeney, Jr.
  Detroit, Michigan 48226-1279                       Troutman Sanders, LLP
  (313) 235-4000                                     1300 I Street, N.W.
  (313) 235-7098 (facsimile)                         Suite 500 East
                                                     Washington, D.C. 20005-3314
                                                     (202) 274-2950
                                                     (202) 274-2994 (facsimile)

                   (Names and addresses of agents for service)



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     Pursuant to sections 9(a)(2) and 10 of the Public Utility Holding Company
Act of 1935 ("PUHCA" or the "Act"), 15 U.S.C. Sections 79i & 79j (1994), DTE Energy Company ("DTE Energy") hereby files an application ("Application") for an order from the United States Securities and Exchange Commission ("Commission") approving the acquisition by DTE Energy of all of the issued and outstanding voting securities of International Transmission Company ("ITC"). The acquisition of the issued and outstanding voting securities of ITC is part of a series of transactions pursuant to which: (1) The Detroit Edison Company ("Detroit Edison") will transfer its 100-percent ownership interest in substantially all of its integrated transmission facilities with voltage ratings of 120 kilovolts ("kV") or above ("Transmission Assets") to ITC; and (2) ITC will acquire a 100-ownership interest in the Transmission Assets. The transfer of the Transmission Assets is referred to herein as the "Transfer Transaction." (A detailed description of the Transmission Assets is provided in Item 1.B., infra.) As such, DTE Energy also requests that the Commission grant such other authorizations as may be necessary in connection with the Transfer Transaction.

ITEM 1.   DESCRIPTION OF TRANSFER TRANSACTION.

     A.   THE PARTICIPANTS.

          1.   DTE ENERGY COMPANY.

     DTE Energy is a public utility holding company exempt from registration under section 3(a)(1) of the Act.(1) It is incorporated and maintains its principal place of business in the State of Michigan, and its common stock is listed on the New York and Chicago Stock Exchanges. DTE Energy owns 100 percent of the issued and outstanding voting securities of Detroit Edison, a Michigan corporation and traditional public utility operating company. In addition, DTE Energy owns direct and indirect interests in several subsidiaries described in
Item 1.A.4., infra, that are engaged in unregulated utility and non-utility businesses. DTE Energy does not directly own or operate any facilities used for the generation, transmission, or distribution of electric energy or power in interstate commerce.

          2.   THE DETROIT EDISON COMPANY.

     Detroit Edison is DTE Energy's principal public utility subsidiary and is engaged in the generation, transmission, and distribution of electric energy and the sale of electric energy at wholesale and retail. Detroit Edison provides traditional public utility service subject to state regulation to approximately
2.1 million customers located throughout southeastern Michigan, and also transmits and sells electric energy at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Part II of the Federal Power Act ("FPA"), 16 U.S.C. Sections 824 et seq. All of Detroit Edison's assets are located in the State of Michigan. Currently, Detroit Edison owns interests in generating facilities with an aggregate net summer



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(1)    15 U.S.C. Section 79c(a)(1).


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capability rating of approximately 11,005 MW.(2) Specifically, Detroit Edison owns interests in approximately 7,885 MW of fossil-fueled steam electric generating capability, 1,102 MW of oil/gas peaking capability, 1,101 MW of nuclear generating capability, and 917 MW of pumped storage generating capacity.

     In addition to its generating assets, Detroit Edison owns approximately 6,472 miles of transmission facilities with ratings from 120 kV to 345 kV. These facilities are interconnected with: Hydro One Networks, Inc. ("Hydro One Networks"), Consumers Energy Company ("Consumers Energy") and FirstEnergy Corporation ("FirstEnergy"). Detroit Edison is a signatory to the East Central Area Reliability ("ECAR") Coordination Agreement. Detroit Edison has a transmission tariff on file with the FERC for providing open access, non-discriminatory transmission service in Docket No. OA96-78-000.(3) In addition, Detroit Edison is a member of the Michigan Electric Coordinating System, a power pool formed with Consumers Energy, and is a signatory to the proposed Alliance regional transmission organization ("Alliance RTO").(4) As a power pool, Detroit Edison and Consumers Energy jointly filed an open access transmission tariff with the FERC in compliance with Order No. 888 on December 31, 1996, in Docket No. OA97-249-000 ("JOATT"). Detroit Edison's retail operations are subject to the jurisdiction of the Michigan Public Service Commission ("MPSC").

          3.   INTERNATIONAL TRANSMISSION COMPANY.

     ITC is a Michigan corporation. It currently does not conduct any business or own any facilities used for the generation, transmission, or distribution of electric energy. Upon consummation of the Transfer Transaction, ITC will acquire the Transmission Assets and, thereafter, be an "electric utility company," as that term is defined in section 2(a)(3) of PUHCA, 15 U.S.C. Section 79b(a)(3), and a "public utility company," as defined by PUHCA section 2(a)(5), 15 U.S.C.
Section 79b(a)(5). In addition, ITC will be subject to the jurisdiction of the FERC under Part II of the FPA. ITC will not own any generation or distribution assets. It is intended that, subsequent to the consummation of the Transfer Transaction, ITC will become a fully independent transmission company which will be unaffiliated with any "market participant," as that term is defined at 18 C.F.R. Section 35.34(b)(2) (1999).

          4.   OTHER RELEVANT DTE ENERGY SUBSIDIARIES.


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(2)    See Annual Report on Form 10-K of DTE Energy Company (Commission File No.
1-11607) and The Detroit Edison Company (Commission File No. 1-2198) for the fiscal year ended December 31, 1999, at 13. Summer net capabilities of generating units in service are based on periodic load tests and are changed depending upon operating experience, the physical condition of units, environmental control limitations and customer steam requirements, which would otherwise be used for electric generation. Id.

(3) On July 14, 1997, Detroit Edison filed an open access transmission tariff with the FERC in compliance with Order No. 888-A in Docket No. OA97-690-000.

(4) See Alliance Companies, et al., 89 FERC [paragraph] 61,298 (1999), order on reh'g, 91 FERC [paragraph] 61,152 (2000).



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     DTE and Detroit Edison are engaged in numerous unregulated utility and non-utility businesses through various subsidiaries listed below.

     DTE River Rouge No. 1, L.L.C. ("DTE River Rouge") is wholly-owned, indirect subsidiary of DTE Energy. Pursuant to the terms of Asset Transfer Agreement to be executed by DTE River Rouge and Detroit Edison, DTE River Rouge will purchase Detroit Edison's 100-percent ownership interest in River Rouge Unit No. 1 ("Unit No. 1"), a 260 MW generating unit located at the River Rouge Power Station in River Rouge, Michigan.(5) The FERC has determined that DTE River Rouge is an "exempt wholesale generator," as that term is defined under section 32 of PUHCA. See DTE River Rouge No. 1, 91 FERC [paragraph] 62,028 (2000).

     DTE Energy Trading, Inc. ("DTE Trading"), formerly Huron Energy Services, Inc., a Michigan corporation, is a direct, wholly-owned subsidiary of DTE Energy and is engaged in the brokering and marketing of electric energy and other energy services at wholesale in North America.

     DTE-CoEnergy, L.L.C. ("DTE-CoEnergy") is a partially-owned, indirect subsidiary of DTE Energy and is engaged in the brokering and marketing of electric energy, natural gas, and other energy commodities and services at wholesale and retail in North America.

     DTE Energy Marketing, Inc. ("DTE Marketing"), a Michigan corporation, is an indirect, wholly-owned subsidiary of DTE Energy and is engaged in brokering and marketing of electric energy and other energy services at wholesale in North America.

     Midwest Energy Resources Company, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

     The Edison Illuminating Company of Detroit, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and holds real estate.

     St. Clair Energy Corporation, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in fuel procurement.

     DTE Energy Resources, Inc. ("DTE ER"), formerly DE Energy Services, Inc., a Michigan corporation, is a DTE subsidiary and is engaged in energy services and landfill gas projects.


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(5)     Unit No. 1 is a 43 year-old generating facility that has not been commercial operation since 1980. Originally constructed as a coal-fired generating facility, Unit No. 1 was subsequently converted to an oil-fired facility in the 1970s. In order to return this facility to service, substantial investment has been necessary. Specifically, Unit No. 1 is being converted to a dual-fuel generating facility that will use natural gas as its primary fuel source. DTE River Rouge expects to restore Unit No. 1 to commercial operation by Summer 2000. Upon commencement of operations, DTE River Rouge will sell electric energy and capacity at wholesale on a merchant basis.



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     DTE Engineering Services, Inc. ("DTE Engineering Services"), formerly UTS
Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE Energy Solutions, Inc. and is engaged in professional engineering services.

     DTE Biomass Energy, Inc. ("DTE Biomass"), formerly Biomass Energy Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in landfill gas projects.

     RES Power, Inc., Sonoma Energy Systems, Riverview Gas Producers, Inc., DTE Arbor Gas Producers, Inc., Plainville Gas Producers, Inc., Belleville Gas Producers, Inc., Escambia Gas Producers, Inc., Lycoming Gas Producers, Inc., Roxana Gas Producers, Inc., Orlando Gas Producers, Inc., Crimson Gas Producers, L.L.C., Birmingham Gas Producers, L.L.C., Montgomery Gas Producers, L.L.C., Oklahoma Gas Producers, L.L.C., Phoenix Gas Producers, L.L.C., and Wichita Gas Producers, L.L.C. are all Michigan corporations or limited liability companies, and are all wholly-owned subsidiaries of DTE Biomass engaged in landfill gas projects. DTE Biomass also owns a 50-percent interest in Sacramento Gas Producers, L.L.C., a Michigan limited liability company engaged in landfill gas projects.

     Fayetteville Gas Producers, L.L.C. is a North Carolina limited liability company and wholly-owned subsidiary of DTE Biomass engaged in landfill gas projects. Wake Gas Properties, L.L.C., a North Carolina limited liability company, is 99 percent owned by DTE Biomass and is engaged in landfill gas projects. In addition, DTE Biomass owns a 50-percent ownership interest in Adrian Gas Producers, L.L.C. and Salem Energy Services, L.L.C., which are North Carolina limited liability companies engaged in landfill gas projects. Further, DTE Biomass owns a 47.5-percent interest in Winston Gas Producers, a North Carolina limited liability company engaged in landfill gas projects.

     DTE Energy Services, Inc. ("DTE ES"), formerly Edison Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in energy services activities.

     PCI Enterprises Company, a Michigan corporation, is a wholly-owned subsidiary of DTE ES and operates a pulverized coal facility.

     EES Coke Battery Company, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ES and operates a coke battery facility.

     DTE Indiana Harbor, L.L.C. ("Indiana Harbor"), a Delaware corporation, is 75 percent owned by DTE ES and 25 percent owned by DTE ES Holdings, Inc. and is itself a holding company.

     DTE BH Holdings, Inc. ("DTE BH"), a Delaware corporation, is a wholly-owned subsidiary of DTE ES and is a holding company.


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     Burns Harbor Coke Energy Company, Inc. ("Burns Harbor"), a Delaware
corporation, is a wholly-owned subsidiary of DTE BH and is a holding company.

     DTE Burns Harbor, L.L.C. ("DTE Burns Harbor"), a Delaware corporation, is 89 percent owned by Burns Harbor and 11 percent owned by DTE BH, and operates a coke battery facility.

     DTE Coal Services, Inc. ("DTE Coal"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in selling and transporting coal to third parties.

     DTE Rail Services, Inc. ("DTE Rail"), formerly DTE CS Rail Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE Coal and is engaged in rail car repair and maintenance.

     DTE Transportation Services, Inc. ("DTE Transportation"), a Michigan corporation, is a wholly-owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.

     DTE Capital Corporation ("DTE Capital"), a Michigan corporation, is a wholly-owned subsidiary of DTE and provides financial services for DTE's non-utility subsidiaries.

     Syndeco Realty Corporation, a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in real estate projects.

     Edison Development Corporation ("EDC"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in business development.

     EdVenture Capital Corp., a Michigan corporation, is a wholly-owned subsidiary of EDC and is engaged in equity investment.

     Wolverine Energy Services, Inc. ("Wolverine"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is a holding company.

     DTE Edison America Catalog Sales, Inc. ("Catalog"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products.

     DTE Edison America, Inc. ("DTE Edison America"), a Michigan corporation, is an indirect, wholly-owned subsidiary of DTE Energy and is engaged in the brokering and marketing of electric energy and other energy related services at wholesale and retail in North America.

     DTE Energy Solutions, Inc. ("Solutions"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in system-based energy related products and services.


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     DTE Energy Technologies, Inc. ("Technologies"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial, and small businesses.

     Additional information regarding DTE Energy and each of its subsidiaries, including Detroit Edison, is set forth in the following documents, each of which is incorporated herein by reference:

     (i) Annual Report on Form 10-K of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198) for the fiscal year ended December 31, 1999, filed on February 23, 2000;

     (ii) Quarterly Report on Form 10-Q of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198) for the quarter ended March 31, 2000, filed on May 12, 2000;

     (iii) Current Reports on Form 8-K of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198), filed on June 9, 2000 and June 14, 2000.

     B.   THE TRANSFER TRANSACTION.

     The instant Application seeks authorization to engage in the proposed Transfer Transaction pursuant to which DTE Energy will acquire all of the issued and outstanding voting securities of ITC, a Michigan corporation, and which will ultimately result in the creation of ITC as a new public utility company. The Transfer Transaction is a integral preliminary step in DTE Energy's plan to divest its transmission business to a party in which no "market participant," as that term is defined at 18 C.F.R. Section 35.34(b)(2), holds an active ownership interest. Among other options, subsequent transactions (collectively, the "Divestiture Transaction") in the implementation of this plan may include: (1) a spin-off of the shares of ITC to DTE Energy's shareholders; (2) one or more public or private offerings of the securities of ITC; and/or (3) a sale to, or business combination with, one or more unaffiliated third parties, for purposes of divesting control of ITC and/or the Transmission Assets themselves. DTE Energy's immediate goal in undertaking the Transfer Transaction is to position ITC and/or the Transmission Assets: (a) for divestiture to the Alliance RTO; (b) to join another FERC-approved RTO; or (c) to constitute itself as an RTO which will satisfy the minimum characteristics and functions of a regional transmission organization ("RTO") in compliance with Order No. 2000, issued by the FERC on December 20, 1999.(6) The Transfer Transaction for which DTE Energy seeks approval herein is intended to be the first step in this process.

     The proposed formation of ITC is intended to provide several important benefits to DTE Energy and Detroit Edison's customers. First, the Transfer Transaction will implement a clear functional and corporate separation between DTE Energy's transmission business and its


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(6)     See Regional Transmission Organizations, 89 FERC [paragraph] 61,285
(1999) ("Order No. 2000").


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generation/distribution business. Second, the Transfer Transaction will result in the consolidation of all transmission control, planning, maintenance, and financial responsibilities in a DTE Energy subsidiary company having transmission as its sole business focus, thereby: (a) producing a more streamlined and cost-efficient operation; (b) creating synergies that will result in a more focused allocation of DTE Energy's resources through separate corporate entities which will be able to provide better-defined product markets and market niche services; (c) assuring open access, non-discriminatory transmission service on all facilities under ITC's operational control; and (d) maximizing the value of the Transmission Assets for shareholders and ITC's customers.

          1.   DESCRIPTION OF THE TRANSMISSION ASSETS.

     In Exhibit 1 hereto, DTE Energy has provided a specific index and list of the Transmission Assets that will be transferred from Detroit Edison to ITC pursuant to the Transfer Transaction. As described elsewhere herein, ITC will acquire from Detroit Edison ownership and control of all integrated Transmission Assets currently functioning at voltages of 120 kV and above. The specific Transmission Assets subject to the Transfer Transaction include:

     (1) transmission lines and stations (including rights-of-way, certain land, towers, poles, and conductors);

     (2)  transformers with voltages ratings of 120 kV and above;

     (3) the MECS System Control Center facility and related equipment in Ann Arbor, Michigan, including associated land and rights;

     (4)  generation tie lines;

     (5) radial taps with voltage ratings of 120 kV and above (up to, but not including, the facilities that establish the final circuit connection to distribution facilities or retail customers);

     (6)  voltage control devices and power flow control devices;

     (7)  associated substations;

     (8)  mobile capacitor banks with voltage ratings of 120 kV and higher; and

     (9)  equipment spares for transmission facilities.

     The Commission should note that the Transmission Assets to be transferred to ITC do not include certain facilities that are classified as "distribution" with voltage ratings of 120 kV and above ("End-Use Facilities"), which are used to provide service to retail end-use customers. Upon consummation of the Transfer Transaction, Detroit Edison will transfer operational control, but not ownership, of the End-Use Facilities to ITC. Additionally, other facilities owned


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and operated by Detroit Edison that are classified as "distribution," and used to provide transmission service to a limited number of wholesale customers at delivery points below 120 kV ("Distribution Facilities") are not subject to the Transfer Transaction. Nevertheless, in order to ensure continuity of service to wholesale customers who take service over the Distribution Facilities, ITC will provide comparable, non-discriminatory transmission service pursuant to its open access transmission tariff ("ITC OATT") and/or JOATT, and will credit to Detroit Edison all charges billed to and collected from wholesale customers for such use of the Distribution Facilities.


          2.   FINANCIAL ASPECTS OF THE TRANSFER TRANSACTION.

     As currently contemplated, DTE Energy will effect the transfer of the Transmission Assets from Detroit Edison to ITC pursuant to the terms of the Separation and Subscription Agreement between Detroit Edison and ITC ("Separation Agreement"). A copy of the proposed Separation Agreement is attached hereto as Exhibit 2. The overall proposed Transfer Transaction is described immediately below.

     ITC, a Michigan corporation, is being created initially as a wholly-owned subsidiary of Detroit Edison. Pursuant to the Separation Agreement, Detroit Edison will contribute and transfer to ITC the Transmission Assets in exchange for the common stock of ITC ("ITC Voting Securities") in a transaction designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended. The ITC Voting Securities will constitute 100 percent of the issued and outstanding common stock of ITC immediately following issuance. Simultaneously with and upon the exchange closing, ITC will assume the existing rights, obligations, and liabilities of Detroit Edison associated with the Transmission Assets and the conduct of Detroit Edison's transmission business. As currently contemplated, the exchange will value the Transmission Assets (and the ITC Voting Securities) at the Transmission Assets' actual depreciated value ("Net Book Value") as of December 31, 1999 (approximately $440 million).

     Immediately following the exchange transaction, Detroit Edison will transfer its ownership of the ITC Voting Securities to its parent, DTE Energy. The transfer of the ITC Voting Securities will be effected through a distribution with respect to the shares of stock of Detroit Edison owned by DTE Energy. Upon consummation of the overall Transfer Transaction, both Detroit Edison and ITC will be direct subsidiaries of DTE Energy, all of the voting securities of which are wholly-owned by DTE Energy.

     An accompanying diagram of Transfer Transaction is also attached hereto as part of Exhibit 2.

     C.   REASONS FOR AND ANTICIPATED EFFECTS OF THE TRANSFER TRANSACTION.

          1.   REASONS FOR THE TRANSFER TRANSACTION.


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     The Transfer Transaction is part of the planned restructuring undertaken by
DTE Energy, subject to applicable regulatory approvals, in order to strengthen its competitive and financial position in retail and wholesale electricity markets in Michigan and the entire Great Lakes region. DTE Energy's formation of ITC and the transfer of the Transmission Assets from Detroit Edison to ITC is not, however, the ultimate strategic goal. Rather, the Transfer Transaction is the first step in the ultimate strategic process of divesting DTE Energy's ownership, operation, and control of its transmission business. Upon financial closing of the Transfer Transaction, Detroit Edison will remain in the business of generating and distributing electric energy to retail customers.

     DTE Energy's corporate restructuring strategy will be implemented in two steps. The first step involves the corporate unbundling of the Transmission Assets from Detroit Edison. The second involves DTE Energy's complete exit from the transmission business (via the Divestiture Transaction). As described below, this corporate restructuring strategy has been developed based on: (1) the need to comply with the FERC's policy goals regarding transmission of DTE Energy and Detroit Edison; (2) the requirements of Michigan's recently enacted Customer Choice Electric Reliability Act ("CCERA"); (7) (3) an identified strategic opportunity to create value and better serve customers; and (4) the need for flexibility to meet the requirements of Order No. 2000.

                    A.   COMPLIANCE WITH THE FERC'S TRANSMISSION POLICY GOALS.

     Over the past five years, evolution of the FERC's transmission policies has created regulatory and market environments which make corporate unbundling (and ultimately the divestiture of control of ITC and/or the Transmission Assets themselves) an attractive and appropriate option for DTE Energy.

     Prior to Order No. 2000, FERC policy required only that public utilities functionally separate their wholesale merchant and transmission businesses to mitigate concerns that vertically-integrated utilities have the opportunity and incentive to favor their own generation interests over competitors.(8) Although the FERC clearly encouraged public utilities to consider the benefits of corporate unbundling in Order No. 888, the FERC merely required that the separation of wholesale generation and transmission functions be implemented through the imposition of Standards of Conduct.(9) Specifically, the FERC stated that:


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(7)    Mich. Comp. Laws Section 460.6l et seq.

(8) See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Stats. & Regs. (Regulations Preambles) [paragraph] 31,036 at 31,655-56
(1996), order on reh'g, Order No. 888-A, III FERC Stats. & Regs. [paragraph] 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC [paragraph]
61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC [paragraph] 61,046
(1998).

(9)    Id.


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     . . . while we are not now requiring any form of corporate unbundling, we again encourage utilities to explore whether corporate unbundling or other restructuring mechanisms may be appropriate in particular circumstances. Thus, we intend to accommodate other mechanisms that public utilities may submit, including voluntary corporate restructurings (e.g., ISOs, separate corporate divisions, divestiture, poolcos), to ensure that open access transmission occurs on a non-discriminatory basis. We will also continue to monitor - and stand ready to work with parties engaging in - innovative restructuring proposals occurring around the country.(10)

     Subsequently, in Order No. 2000, the FERC concluded that "the use of standards of conduct is not the best way to correct vertical integration problems . . . and their use may be unnecessary in a better structure where operational control and responsibility is structurally separate from the merchant generation of owners of transmission." (11) Thus, in order to eliminate more effectively the opportunity for transmission owners to engage in unduly discriminatory conduct, the FERC issued Order No. 2000. As promulgated, Order No. 2000 strongly encourages public utilities to comply with the rule by identifying: (1) incentives which public utilities may obtain by meeting the requirements of the rule; (12) and (2) disincentives for public utilities to retain active ownership in both "market participants" and transmission facilities.(13)

     Accordingly, DTE Energy believes that the most effective means of meeting the policy goals of Order No. 2000, the CCERA, and of capturing the highest value of the Transmission Assets for both shareholders and customers, is to effectuate a corporate unbundling of its transmission business from its generation/distribution business. This first-step corporate unbundling transaction will facilitate the ultimate divestiture of control of ITC and/or the Transmission Assets themselves.

                    B. STRATEGIC OPPORTUNITY TO CREATE VALUE AND BETTER SERVE CUSTOMERS.

     The disincentives to vertical integration contained in Order Nos. 888 and 2000 have created an unprecedented strategic opportunity for DTE Energy to create value and better serve existing and potential customers in distinct market segments: transmission, generation, and distribution. Specifically, with regard to the transmission market, DTE Energy has identified its core competencies and value opportunities, and has determined that the most beneficial course

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(10)   Id.

(11)   Order No. 2000, slip op. at 67-68.

(12) To facilitate the creation of independent RTOs, Order No. 2000 contains several important incentives, primarily in the form of rate-related benefits, for public utilities to separate their transmission businesses from their generation/distribution businesses and to transfer operational control of transmission to an RTO. See Order No. 2000, slip op. at 505-06.

(13)   See Order No. 2000, slip op. at 15; 18 C.F.R. Section 35.34(j)(1).



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for serving customers is through the creation of a wholly-owned subsidiary transmission company which will eventually be become an unaffiliated, independent transmission company pursuant to the Divestiture Transaction.

     In the near term, the Transfer Transaction will create value by isolating the risks and rewards associated with the new, stand-alone transmission business to the subsidiary company. Separate corporate entities for: (1) transmission, and (2) generation/distribution will enable these entities to focus their resources on more clearly defined product markets and market niche services. Furthermore, the creation of ITC and its eventual divestiture from DTE Energy will create a more competitive regional generation market because it is anticipated that corporate resources will be more focused on addressing transmission congestion and other access issues. In addition, the creation of a transmission-only subsidiary will serve as a business platform to permit product and capital markets to assess the true value of transmission as a stand-alone business. In turn, this valuation will facilitate the divestiture of the Transmission Assets. Overall, by unbundling transmission from generation and distribution, DTE Energy will provide superior service to customers in each separate line of business in which it will engage in a post-Transfer Transaction environment.

     Importantly, by creating ITC and unbundling its transmission business from its generation/distribution businesses, the proposed Transfer Transaction will benefit Michigan consumers in the form of lower prices for delivered electricity. As a peninsula, the State of Michigan represents a classic "load pocket," where limited transmission capacity between Michigan and utilities located in neighboring jurisdictions requires that demand must be met primarily by in-state generation resources, especially during high-load periods. ITC, as a stand-alone transmission business, will be responsible for investing in and expanding the transmission grid in order to relieve constraints on flows of electricity into, out of, and through Michigan. By allocating its resources to focus on the investment in and expansion of the transmission grid, DTE Energy envisions that ITC will create the opportunity for competition between local generation and regional/distant generation.

     Part of ITC's business plan will be to provide for congestion management, as well as finding and capitalizing on opportunities to expand transmission capacity. Prior to the issuance of Order No. 2000, the electric utility industry lacked sufficient incentives to invest in and expand transmission because the regulatory risks were significant and the rewards were relatively low. However, DTE Energy takes the position that in a post-Order No. 2000 regulatory environment, the disincentives to investment in transmission will be reduced and the upside potential of the transmission business will become better defined. As such, DTE Energy believes that ITC will be able to capitalize on this opportunity and will be well positioned to provide efficient and expanded transmission service in the Michigan market and, to a greater extent, in the Great Lakes regional market.

     In addition to seeking out opportunities to expand transmission in order to facilitate generation market competition, one of ITC's primary responsibilities will be to continue to safely and reliably meet the transmission needs of Detroit Edison. Upon consummation of the Transfer Transaction, Detroit Edison will function solely as a generation and distribution company taking transmission service from ITC under the FERC-jurisdictional ITC OATT. Detroit Edison and its current open access transmission customers will see no difference in the level or quality of service that they currently receive. The Transfer Transaction has been structured to enable Detroit Edison to continue to meet its service obligations in the same manner that it does today. In effect, the transaction will be transparent to all of Detroit Edison's customers. Detroit Edison will remain the customers' regulated electric utility, will maintain all of its state statutory service obligations, and will continue to provide adequate, safe, and reliable electric service. Furthermore, the Transfer Transaction will not result in any change in the rates for transmission service paid by Detroit Edison's existing bundled retail customers or by its wholesale transmission customers. Ratepayers will be unharmed by the Transfer Transaction because ITC will charge the same rates as are currently in effect.

               C.   ORDER NO. 2000 COMPLIANCE.

     The business model planned for ITC has been deliberately designed to be flexible and compatible with transmission market developments in the Midwest region, as well as in other regions of the Eastern Interconnection. As noted in
Item 1.B.2., supra, Detroit Edison is currently a signatory to the Alliance RTO, an organization which was formed well before the issuance of Order No. 2000. In an application recently filed with the FERC pursuant to section 203 of the FPA, 16 U.S.C. Section 824b, DTE Energy, Detroit Edison, and ITC collectively committed to submit a plan for complying with Order No. 2000 by no later than October 15, 2000.(14)

     Notwithstanding DTE Energy's commitment to meet the requirements of Order No. 2000, DTE Energy is still currently exploring the best option for Order No. 2000 compliance, including forming ITC as a fully-constituted RTO that satisfies the minimum characteristics and functions of an RTO.(15) For instance, DTE Energy is considering an alternative in which ITC would propose to use operating and pricing rules that are substantially similar to those of neighboring regional transmission entities in the Northeastern United States (e.g., the New York Independent System Operator or the Pennsylvania-New Jersey-Maryland Interconnection). DTE Energy is also currently in the process of coordinating with the transmission owner in Ontario, Canada (Hydro One Networks) as well as the Ontario Independent Electricity Market Operator. Importantly, DTE Energy has recognized that ITC could help facilitate the creation of both inter-regional and international coordinated markets in which common rules for access and pricing will facilitate electricity trading. As such, DTE Energy is currently engaged in negotiations with neighboring utility systems regarding the implementation of these options.

     Consequently, over the next several months, DTE Energy will be intently investigating alternative business models and paths for ITC's compliance with Order No. 2000. Whether DTE Energy follows a different path, or continues its membership in the Alliance RTO (or another


----------


(14) See DTE Energy Company, et al., Docket No. EC00-86-000 (May 4, 2000), as amended, Docket No. EC00-86-001 (May 19, 2000).

(15) See, e.g., Commonwealth Edison Company, et al., 90 FERC [paragraph] 61,192 (2000).

broader organization seeking RTO status), the proposed formation of ITC will provide significant benefits to customers and, therefore, is in the public interest.

          2.   ANTICIPATED EFFECTS OF THE TRANSFER TRANSACTION.

     The proposed formation of ITC is intended to provide the following benefits to DTE Energy and Detroit Edison's customers: (i) functional and corporate separation of DTE Energy's transmission business from its generation/distribution business; (ii) consolidation of all transmission control, planning, maintenance, and financial responsibilities in a DTE Energy subsidiary company having transmission as its sole business focus, thereby: (a) producing a more streamlined and cost-efficient operation; (b) creating synergies that result in better service in the region; (c) assuring non-discriminatory access for all transmission users; and (d) maximizing the value of the Transmission Assets for shareholders and consumers.

     ITC will not engage in the generation or marketing of electric energy at wholesale or retail, nor will it own any electric facilities used to directly serve retail customers. ITC will use the Distribution Facilities described herein only to the extent required to provide transmission services to a limited number of wholesale customers under the terms of the ITC OATT. As a transmission-only company, ITC will focus solely on efficiently and effectively operating, maintaining and, subject to the appropriate financial and/or regulatory incentive, expanding the transmission grid under its operational control. As noted in Item 1.C.1.b., supra, DTE Energy believes that the creation of ITC will benefit consumers in the State of Michigan and the Great Lakes region, since ITC will be well-positioned to respond quickly to customer demands.

ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

     The fees, commissions, and expenses to be paid or incurred, directly and indirectly by all parties, in connection with the Transfer Transaction are estimated to total up to $20 million, including investment bankers' fees of approximately $ 10 million.]

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     Section 9(a)(2) of the Act requires that certain persons must obtain pre-approval from the Commission for certain purchases of "public utility company" (16) securities. Specifically, section 9(a)(2) provides that unless the acquisition has been approved by the Commission under the standards of section 10 of the Act, "it shall be unlawful . . . for any person . . . to acquire, directly or indirectly, . . . any security of any public-utility company, if such person is an affiliate, . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." (17) (Emphasis added.)


----------


(16) A "public utility company" is defined under section 2(a)(5) of the Act as including a "gas utility company" or an "electric utility company." An "electric utility company" is defined as "any company which owns or operates facilities used for the generation, transmission or distribution of electric energy for sale . . ." 15 U.S.C. Section 79b(a)(3).

(17)   15 U.S.C. Section 79i(a)(2).

     The Commission's jurisdiction over public utility stock acquisitions pursuant to section 9(a)(2) depends upon whether the acquiror is already an "affiliate," as that term is defined under section 2(a)(11)(A) of PUHCA, of any other public utility company or holding company, or would, by reason of such acquisition, create such multiple affiliations.(18) Under section 9(a)(2), an acquiring person that has no utility "affiliate" need not obtain Commission approval to acquire five percent or more of the voting securities of a public utility company.(19) Conversely, however, section 9(a)(2) requires that any person that is currently affiliated with a public utility company must obtain prior Commission approval under section 10 of the Act before it may acquire five percent or more of the voting securities of, and thus become affiliated with, a second or "subsequent" public utility company.

     Although Commission prior approval under sections 9(a)(2) and 10 of the Act should not be required for DTE Energy to engage in the Divestiture Transaction, DTE Energy believes its phased strategy of forming ITC as a wholly-owned subsidiary, transferring the Transmission Assets from Detroit Edison to ITC and then divesting control of ITC and/or the Transmission Assets themselves requires Commission approval under sections 9(a)(2) and 10. DTE Energy submits that the Transfer Transaction is not a de facto acquisition of securities; rather, it is merely a corporate reorganization transaction pursuant to which the ownership of a set of physical assets is being transferred from one wholly-owned subsidiary of an exempt holding company to another wholly-owned subsidiary thereof. However, to the extent that the Transfer Transaction is considered by the Commission to require authorization, approval, or exemption under any other section of the Act or provision of the rules or regulations thereunder, DTE Energy hereby respectfully requests such authorization, approval, or exemption.

     Upon consummation of the Transfer Transaction, ITC will become an "electric utility," as defined under PUHCA section 2(a)(3), a "public utility company," as defined under PUHCA section 2(a)(5), a "subsidiary company" of DTE Energy, as defined under PUHCA section 2(a)(8), and an "associate company" of Detroit Edison, as defined under PUHCA section 2(a)(10). As noted above, because DTE Energy will directly acquire, own, control or hold five percent or more of the issued and outstanding voting securities of ITC and Detroit Edison (a public utility company), DTE Energy is requesting authorization for the transaction under sections 9(a)(2) and 10 of the Act. Accordingly, the relevant statutory standards set forth in sections 10(b) and 10(c) are addressed by DTE Energy immediately below.

----------


(18) An "affiliate" is defined under section 2(a)(11)(A) of the Act as "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company." 15 U.S.C. Section 79b(a)(11)(A).

(19) The SEC's Division of Investment Management has re-stated the "two-bite" rule as follows: "Section 9(a)(2) prohibits an affiliate of a public utility company to become, by acquisition, an affiliate of another public-utility company without Commission approval under section 10." In the Matter of Noverco Inc. et al., Administrative Proceeding File No. 3-7097, Answer Brief of the Division of Investment Management in Opposition to the Approval of the Applications of Noverco Inc. (May 15, 1989).

     A.   SECTION 10(B) OF THE ACT.

     Section 10(b) of the Act provides that, if the requirements of section 10(f) are satisfied, the Commission shall approve an acquisition under section 9(a), unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in the case of the acquisition of securities or utility assets, consideration, including all fees, commissions, and, other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisitions will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

     As proposed herein, DTE Energy respectfully submits that: (i) the Transfer Transaction will not result in interlocking relations or the concentration of control of public utility companies; (ii) that all fees, commissions and, other remuneration paid in connection with the Transfer Transaction will be reasonable and bear a fair relation to the utility assets underlying the securities to be acquired; and (iii) the Transfer Transaction will not unduly complicate the capital structure of DTE Energy nor will it be detrimental to the public interest.

               1. SECTION 10(B)(1) - INTERLOCKING RELATIONS AND CONCENTRATION OF CONTROL.

     Consistent with section 10(b)(1) of the Act, DTE Energy submits that the Transfer Transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.(20)

     Similar to most other acquisitions of the securities of a public utility or holding company subject to Commission prior approval under sections 9(a)(2) and 10 of the Act, the Transfer Transaction may result in certain interlocks between directors and officers of DTE Energy and ITC. Upon its formation, ITC will not have an independent board of directors and, as a wholly-owned subsidiary, will be subject to the control of DTE Energy. Once ITC is divested by DTE Energy and becomes an unaffiliated, transmission-only company, an independent board of directors will be appointed by ITC's shareholders. Until such time, however, the interlocks between DTE Energy, Detroit Edison, and ITC will only be of such a nature and to such an


----------


(20)   15 U.S.C. Section 79j(b)(1).

extent as normally accepted by the Commission among public utility holding company systems and affiliated and associated companies.(21)

     As proposed, the Transfer Transaction will not tend toward any "concentration" of control of public utility companies that is detrimental to the public interest, consumers, or investors. The Transfer Transaction will not involve the acquisition of any utility assets that are not already owned, either directly or indirectly, by DTE Energy and "will therefore have no effect on the concentration of control of public utility companies.(22)

     By this Application, DTE Energy merely seeks to implement a definitive corporate separation of its transmission business and generation/distribution business, in order to pave the way for the ultimate divestiture of control over ITC and/or the Transmission Assets themselves. As proposed herein, the Transmission Assets currently owned, operated, and controlled by Detroit Edison will be divested, and acquired by ITC, a wholly-owned corporate subsidiary of DTE Energy. Neither DTE Energy, Detroit Edison, nor ITC plan to merge with or acquire more than five percent of the voting securities of another public utility company or holding company in the instant Application. ITC does not currently own, operate, or control any generation, distribution, or transmission facilities. Upon consummation of the Transfer Transaction, ITC will not own any generation or distribution facilities, and Detroit Edison will no longer own, control, or engage in the wholesale transmission business.

          2.   SECTION 10(B)(2) - FAIRNESS CONSIDERATION AND FEES.

               A.   FAIRNESS CONSIDERATION.

     Section 10(b)(2) of the Act clearly states that the Commission must determine whether the consideration paid in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. DTE Energy believes that, as proposed, the Transfer Transaction will result in reasonable consideration paid and will bear a fair relation to the company's investment in and earning capacity of the Transmission Assets. The structure for effecting the Transfer Transaction is described below.

     ITC, a Michigan corporation, is being created initially as a wholly-owned subsidiary of Detroit Edison. Pursuant to the Separation Agreement, Detroit Edison will contribute and transfer to ITC the Transmission Assets in exchange for ITC Voting Securities in a transaction designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended. The ITC Voting Securities will constitute 100 percent of the issued and outstanding common stock of ITC immediately following issuance. Simultaneously with and upon the exchange closing, ITC will assume the existing rights, obligations, and liabilities of Detroit Edison associated with the Transmission Assets and the conduct of Detroit Edison's


----------

(21) See CIPSCO, Inc., Holding Co. Act Release No 25152, 34 S.E.C. Docket 174, 178 (1990).

(22) Wisconsin Energy Corporation, Holding Co. Act Release No. 24267, 37 S.E.C. Docket 296, 300 (1986).

transmission business. As currently contemplated, the exchange will value the Transmission Assets (and the ITC Voting Securities) at the Transmission Assets' Net Book Value (approximately $440 million).

     Immediately following the exchange transaction, Detroit Edison will transfer its ownership of the ITC Voting Securities to its parent, DTE Energy. The transfer of the ITC Voting Securities will be effected through a distribution with respect to the shares of stock of Detroit Edison owned by DTE Energy. Upon consummation of the overall Transfer Transaction, both Detroit Edison and ITC will be direct subsidiaries of DTE Energy, all of the voting securities of which are wholly-owned by DTE Energy.

     DTE Energy submits that the consideration to be paid for the ITC Voting Securities is reasonable because the total amount of such consideration is equal to the Net Book Value of the Transmission Assets, i.e., actual depreciated value. Furthermore, DTE Energy believes that such consideration clearly bears a fair relation to the investment in and earning capacity of the Transmission Assets, since it is based on the Net Book Value of those facilities while owned by Detroit Edison.

     Specifically, the transmission rates set by the FERC for the Transmission Assets when subject to the ownership and control of Detroit Edison permitted Detroit Edison to earn a fair, or "just and reasonable," return on those assets.(23) Since ITC and the rates that it will charge for transmission service will be subject to FERC jurisdiction under Part II of the FPA, it is contemplated that by charging the same rates currently charged by Detroit Edison, ITC will achieve a fair return on the Transmission Assets as well. As the sole equity owner of ITC, DTE Energy respectfully submits that it should be expected to earn a fair return on its investment in the Transmission Assets. Accordingly, DTE Energy submits that the standards of section 10(b)(2) of the Act are satisfied.

                    B.   REASONABLENESS OF FEES.

     An estimate of fees and expenses paid in connection with the Transfer Transaction is set forth in Item 2 herein. The estimated amounts to be paid are fees required to be paid to governmental bodies, including for necessary professional services, and other expenses incurred or to be incurred in connection with effecting the Transfer Transaction. DTE Energy takes the position that such fees and expenses are reasonable and customary for a transaction of this scope and complexity. Accordingly, DTE Energy respectfully submits that the standards of section 10(b)(2) of the Act are satisfied.

          3.   SECTION 10(B)(3) - CAPITAL STRUCTURE.

     Section 10(b)(3) of the Act requires the Commission to determine whether the proposed transaction will unduly complicate DTE Energy's capital structure or will be detrimental to the

----------

(23) See Detroit Edison Company, 88 FERC [paragraph] 61,070, reh'g denied, 88 FERC Paragraph symbol 61,224 (1999), appeal pending sub nom., Detroit Edison Company v. FERC, No. 99-4369 (6th Cir. Nov. 12, 1999).

public interest, to the interests of investors or consumers, or to the proper functioning of DTE Energy's holding company system. DTE Energy respectfully submits that, upon consummation of the Transfer Transaction, its corporate capital structure will not be unduly complicated. As described elsewhere herein, DTE Energy will acquire all of the issued and outstanding shares of ITC Voting Securities, in addition to continuing to directly own all of the issued and outstanding voting securities of Detroit Edison. There will be no minority equity ownership interests in either ITC or Detroit Edison. Accordingly, because no change will be effected in either the capital structure of DTE Energy itself or the capital structure of Detroit Edison, DTE Energy submits that the standards of section 10(b)(3) of the Act are satisfied.

     B.   SECTION 10(C) OF THE ACT.

     Section 10(c) of the Act mandates that, despite the provisions of section 10(b), the Commission may not approve the Transfer Transaction if it finds that it would be unlawful under section 8 or detrimental to the carrying out of requirements of section 11.(24) In addition, section 10(c) states that the Commission may not approve the Transfer Transaction unless the Commission finds that the Transfer Transaction will serve the public interest by encouraging the development of an integrated public utility system.(25) In pertinent part, section 10(c) of the Act states the following:

     Notwithstanding the provisions of subsection (b), the Commission shall not approve -

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

          (1) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system. . . . (26)

     As set forth below, the Transfer Transaction satisfies the requirements of section 10(c) of the Act and, therefore, should be approved by the Commission.

          1.   SECTION 10(C)(1).

     Consistent with standards of section 10(c)(1) of the Act set forth above, the Transfer Transaction will not be unlawful under section 8 of the Act, or be detrimental to the carrying out

----------

(24)   15 U.S.C. Section 79j(c)(1).

(25)   Id. Section 79j(c)(2).

(26)   Id. Section 79j(c).

of the provisions of section 11 of the Act. By their express terms, sections 8 and 11 apply only to registered holding companies and do not apply to exempt holding companies.(27) Upon consummation of the Transfer Transaction, DTE Energy will continue to be exempt from all provisions of the Act (except section 9(a)(2)) under section 3(a)(1), since Detroit Edison's and ITC's operations will be predominately intrastate in character and each entity will carry on their business substantially within the State of Michigan.(28) Accordingly, DTE Energy respectfully submits that, by its terms, section 8 of the Act is inapplicable to the Transfer Transaction, since DTE Energy is not and will not become a registered holding company.(29) Even if section 8 were applicable, however, the Transfer Transaction would be entirely consistent with Michigan's laws and regulatory policies.(30)

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. The Transfer Transaction meets the standards of section 11(a) of the Act. As described elsewhere herein, DTE Energy will directly acquire all of the issued and outstanding shares of ITC Voting Securities, in addition to continuing to directly own all of the issued and outstanding voting securities of Detroit Edison, thereby leaving no minority ownership interests.

          2.   SECTION 10(C)(2).

               A.   EFFICIENCIES AND ECONOMIES.

     As described more fully in Item 1.C.1.c., supra, the Transfer Transaction will tend towards the following efficiencies and economies: (i) complete functional and corporate separation of DTE Energy's transmission business from its generation/distribution business; and (ii) consolidation of all transmission control, planning, maintenance, and financial responsibilities in a DTE Energy subsidiary company having transmission as its sole business focus, thereby producing a more streamlined and cost-efficient operation. It is anticipated that the synergies created by the Transfer Transaction will result in a more focused allocation of DTE Energy's resources through separate corporate entities on better defined product markets and market niche services, and assure open access, non-discriminatory transmission service over all facilities under ITC's operational control. As discussed in Item I.B., supra, the proposed Transfer Transaction is an integral preliminary step in DTE Energy's plan to maximize the value of the Transmission Assets for both shareholders and customers by ultimately divesting control

----------

(27)    Id. Sections 79h & 79k.

(28) See DTE Energy Company, Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 29, 2000, attached hereto as
Exhibit 3.

(29) See DTE Energy Company, Form U-1, "Application/Declaration Under the Public Utility Holding Company Act of 1935," dated November 24, 1999.

(30)    See MICH. COMP. LAWS Section 460.10w.

of ITC and/or the Transmission Assets to a party in which no "market participant," as that term is defined at 18 C.F.R. Section 35.34(b)(2), holds an active ownership interest.

                    B.   INTEGRATED PUBLIC UTILITY SYSTEM.

     As applied to electric utility companies, the term integrated public utility system is defined in section 2(a)(29) of the Act as:

     [a] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . .(31)

     The Commission has previously taken formal notice of recent developments occurring in the gas and electric industries, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances.(32)

     On the basis of the statutory definition of "integrated public utility system" for electric utility companies, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;


----------

(31)   15 U.S.C. Section 79b(a)(29).

(32) See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving transactions relating to combination of Colorado gas and electric public utility company and intrastate exempt holding company and New Mexico electric public utility company, citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Committee on Commerce, 104th Cong., 1st Sess. (Aug 4, 1995) (testimony of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission)); "The Regulation of the Public Utility Holding Companies," report of the Division of Investment Management, at 29-31 (June 1995) ("1995 Report"); and Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required to establish rules of conduct to last forever, but rather must be given ample latitude to adapt its rules and policies to the demands of changing circumstances").

     (3) the system must be configured in its operation to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.(33)

     As established below, the Transfer Transaction satisfies each of the above-listed requirements. It should be noted in the 1995 Report, the Division of Investment Management recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at 71.

                    (I)  CAPABLE OF PHYSICAL INTERCONNECTION.

     Upon consummation of the Transfer Transaction, Detroit Edison and ITC will continue to be "physically interconnected or capable of physical interconnection" within the meaning of section 2(a)(29). ITC will maintain a continuous, integrated and geographically compact system across southeastern Michigan.

     Further, Detroit Edison's service area has a number of high-voltage interconnection facilities. Specifically, Detroit Edison has the following high-voltage interconnections: (i) five 120/138 kV and four 345 kV interconnection with Consumers Energy; (b) three 230 kV and one 345 kV interconnection with Hydro One Networks at the Michigan-Ontario Interface; and
(c) three 345 kV interconnections with FirstEnergy. Upon consummation of the Transfer Transaction, the same physical interconnections will be maintained within the DTE Energy holding company system.

     Accordingly, DTE Energy respectfully submits that the facts presented herein clearly support a finding under section 10(c)(2) of the Act, that the utility assets of the DTE Energy system are "physically interconnected or capable of interconnection" within the meaning of section 2(a)(29) of the Act.(34)

                    (II) SINGLE INTERCONNECTED AND COORDINATED SYSTEM.

     Section 2(a)(29) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system."(35) Commission precedent interprets this language as referring to the physical operation of utility assets as a system in which, among other things, the generation or flow of current within the


----------

(33)    See Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir.
1990) (quoting In re Electric Energy, Inc. 38 S.E.C. 658, 668 (1958)).

(34)   15 U.S.C. Section 79b(a)(29).

(35)   Id.

system may be centrally controlled and allocated as need or economy directs.(36) The electric generation, transmission, and distribution systems of Detroit Edison are currently operated in a manner that satisfies the standard of economic and coordinated operations in section 2(a)(29)(A) of the Act.

     The Transfer Transaction is expected to result in greater coordination and more efficient allocation of provision of transmission services in the State of Michigan. Specifically, upon consummation of the Transfer Transaction, ITC will exercise operational control over the Transmission Assets and End-Use Facilities in accordance with the terms of the ITC OATT, and pursuant to an Operating Agreement to be entered into by ITC and Detroit Edison.(37) As contemplated, ITC will administer the ITC OATT (including processing and implementing all requests for transmission service under the tariff), procure, offer, and arrange for ancillary services in support of such transmission service and, in conjunction with ECAR, will operate the Open Access Same-Time Information System ("OASIS") for the Michigan transmission grid. In addition to these responsibilities, ITC will function as the system dispatcher, control area operator, and will also be responsible for the maintenance of the Transmission Assets and the construction of any new transmission facilities within its service territory.

                    (III) SINGLE AREA OR REGION.

     The "single integrated system" of DTE Energy and Detroit Edison is currently confined in its operations to a single area or region, namely, southeastern Michigan. This fact will not change as a result of the consummation of the Transfer Transaction, including the introduction of ITC into the existing system. Moreover, as discussed above, ITC will assume operational responsibility for the following functions previously performed by Detroit Edison or MECS: (1) system dispatcher (Detroit Edison); (2) control area operator (Detroit Edison); and (3) OASIS operator for the Michigan transmission grid, in conjunction with ECAR (MECS).

                    (IV) LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE
                         REGULATION.

     As a result of the Transfer Transaction, DTE Energy's holding company system will not be enlarged from its current geographic scope and configuration and, therefore, will not impair the advantages of localized management, efficient operations and the effectiveness of regulation. Commission precedent addressing "localized management" clearly establishes that the Transfer Transaction fully preserves the advantages of localized management. Specifically, the Commission has evaluated whether a transaction furthers the advantages of localized management using the following factors:


----------

(36)    See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992).

(37) ITC's operational responsibilities are discussed in further detail in the pro forma Operating Agreement attached hereto as part of Exhibit 4.

     (i)  responsiveness to local needs;(38)

     (ii) whether management and directors are drawn from local utilities;(39)

     (iii) the preservation of corporate identities;(40) and

     (iv) the ease of communications.(41)

     The effectiveness of regulation will not be diminished as a result of the Transfer Transaction. DTE Energy's only existing public utility company subsidiary, Detroit Edison, will remain subject to regulation by the MPSC (retail activities) and the FERC (interstate activities). As a transmission-only company, ITC will be subject to regulation by the FERC with respect to rates and other matters.





----------

(38) See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers").

(39)   See Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29,
1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities).

(40)   See Northeast Utilities, Holding Co. Act Release No. 25221 (December 21,
1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved");
Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary).

(41) See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

     C.   SECTION 10(F) OF THE ACT.

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.(42)

     Detroit Edison is currently and will remain subject to the jurisdiction of the MPSC with respect to the provision of retail electric service.(43) Within six months of Commission approval of this Application, Detroit Edison must file an application with the MPSC seeking approval of the proposed accounting treatment for the Transfer Transaction.

ITEM 4.    REGULATORY APPROVALS.

     Set forth below is a summary of the regulatory approvals that DTE Energy, Detroit Edison, and ITC have or expect to obtain in connection with the Transfer Transaction. Except as set forth below, no other state or local regulatory body or agency, and no other federal commission or agency, has jurisdiction over the transactions proposed herein.

     A.   FEDERAL POWER ACT.

     Pursuant to section 203 of the FPA, the FERC has jurisdiction over the Transmission Assets and, therefore, must approve the Transfer Transaction as "consistent with the public interest."(44) On May 4, 2000, DTE Energy, Detroit Edison, and ITC jointly filed an application with the FERC (a copy of which is attached hereto as Exhibit 5) for authority to consummate the Transfer Transaction, in Docket No. EC00-86-000. On May 19, 2000, DTE Energy, Detroit Edison, and ITC jointly filed an amendment to this application in Docket No. EC00-86-001.

     B.   STATE PUBLIC UTILITY REGULATION.

     As noted above in Item 3.C., supra, within six months of Commission approval of the instant Application, Detroit Edison must file an application with the MPSC for approval of the proposed accounting treatment for the Transfer Transaction.


----------

(42)   15 U.S.C. Section 79i(f).

(43)   See MICH. COMP. LAWS Section 460.6l(e) & 460.10d.

(44)   16 U.S.C. Section 824b.

     C.   NUCLEAR REGULATORY COMMISSION.

     DTE Energy will notify the Nuclear Regulatory Commission ("NRC") of the proposed Transfer Transaction and, to the extent required, will seek NRC review and approval thereof.

     D.   OTHER.

     DTE Energy may file other applications for, or request, certain other consents or authorizations by federal, state, or municipal agencies in connection with the issuance of securities, system operations, and franchises or any other activities subject to regulatory approval.

ITEM 5.   PROCEDURE.

     DTE Energy respectfully requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. DTE Energy submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.

     A.    EXHIBITS.

     Exhibit 1      Index of Transmission Assets Subject to the Transfer
                    Transaction.

     Exhibit 2 Separation and Subscription Agreement between The Detroit Edison Company and International Transmission Company, dated ______, 2000.

     Exhibit 3 DTE Energy Company, Form U-3A-2, Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935, dated February 29, 2000

     Exhibit 4 Operating Agreement By and Between International Transmission Company and The Detroit Edison Company, dated as of May ___, 2000

     Exhibit 5 Joint Application of DTE Energy Company, The Detroit Edison Company, and International Transmission Company for Authorization to Transfer Jurisdictional Transmission Assets Pursuant to section 203 of the Federal Power Act, dated May 4, 2000, as amended, May 19, 2000 ("ITC 203 Application").

     Exhibit 6 Certified Copies of the Resolutions Adopted by the DTE Energy Company Board of Directors and The Detroit Edison Company Board of Directors

                    Authorizing the Transfer Transaction and the Formation of International Transmission Company.

     Exhibit FS-1   Form 10-K Annual Report of DTE Energy Company (Commission
                    File No. 1-11607) and The Detroit Edison Company (Commission
                    File No. 1-2198) for the fiscal year ended December 31, 1999
                    (previously filed with the Commission on February 23, 2000, and incorporated herein by reference).

     Exhibit FS-2   DTE Energy Company Consolidated Balance Sheet as of December
                    31, 1999 (See Annual Report of DTE Energy Company on Form
                    10-K for the fiscal year ended December 31, 1999 (previously filed with the Commission on February 23, 2000, and incorporated herein by reference).

     Exhibit FS-3   DTE Energy Company Consolidated Income Statement as of
                    December 31, 1999 (See Annual Report of DTE Energy Company on Form 10-K for the fiscal year ended December 31, 1999
                    (previously filed with the Commission on February 23, 2000, and incorporated herein by reference).

     B.   FINANCIAL STATEMENTS.

          1.   STATEMENT OF APPLICANTS.

     Reference is made to the following documents, each of which is incorporated by reference herein: (i) Form 10-K Annual Report of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198) for the fiscal year ended December 31, 1999; (ii) Quarterly Report on Form 10-Q of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198) for the quarter ended March 31, 2000, filed on May 12, 2000; (iii) Current Reports on Form 8-K of DTE Energy Company (Commission File No. 1-11607) and The Detroit Edison Company (Commission File No. 1-2198), filed on June 9, 2000 and June 14, 2000.

          2.   STATEMENT OF TOP REGISTERED HOLDING COMPANY.

     None.

          3.   STATEMENT OF COMPANY WHOSE SECURITIES ARE BEING SOLD AND
               ACQUIRED.

     ITC has been initially formed as wholly-owned subsidiary of Detroit Edison. Pursuant to the terms of the Separation Agreement set forth in Exhibit 2 herein, Detroit Edison will contribute and transfer to ITC the Transmission Assets in exchange for ITC Voting Securities in a transaction designed to qualify as tax-free transaction under section 351 of the Internal Revenue Code of 1986, as amended. The ITC Voting Securities voting securities will constitute 100 percent of the issued and outstanding common stock of ITC immediately following issuance.

     Immediately following the exchange transaction, Detroit Edison will transfer its ownership of ITC Voting Securities to its parent, DTE Energy. The transfer of ITC Voting Securities will be effected through a distribution with respect to shares of stock of Detroit Edison owned by DTE Energy. Upon consummation of the overall Transfer Transaction, both Detroit Edison and ITC will be direct subsidiaries of DTE Energy, all of the voting securities of which are wholly-owned by DTE Energy. Finally, until such time that DTE Energy effects the actual divestiture of ITC, 100 percent of the issued and outstanding common stock of ITC will be held by DTE Energy and will not be publicly traded.

          4.   STATEMENT OF CHANGES.

     None.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The proposed transactions neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act.(45) Consummation of the Transfer Transaction will not result in changes in the operations of DTE Energy or Detroit Edison that would have any adverse impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:            June 19, 2000

                                       DTE ENERGY COMPANY



                                       By:      /s/ Larry G. Garberding
                                                -----------------------------
                                                Larry G. Garberding
                                                Executive Vice President and
                                                Chief Financial Officer
                                                DTE Energy Company


----------

(45)   See 42 U.S.C. Section 4321 et seq.

                                  Exhibit Index
                                  -------------



Exhibit No.                        Description
-----------                        ----------

Exhibit 1      Index of Transmission Assets Subject to the Transfer Transaction.

Exhibit 2      Separation and Subscription Agreement between The Detroit Edison
               Company and International Transmission Company, dated _______,
               2000.

Exhibit 3      DTE Energy Company, Form U-3A-2, Statement by Holding Company
               Claiming Exemption Under Rule U-2 from the Provisions of the
               Public Utility Holding Company Act of 1935, dated February 29,
               2000

Exhibit 4      Operating Agreement By and Between International Transmission
               Company and The Detroit Edison Company, dated as of May ___, 2000

Exhibit 5      Joint Application of DTE Energy Company, The Detroit Edison
               Company, and International Transmission Company for Authorization to Transfer Jurisdictional Transmission Assets Pursuant to
               section 203 of the Federal Power Act, dated May 4, 2000, as amended, May 19, 2000("ITC 203 Application").

Exhibit 6      Certified Copies of the Resolutions Adopted by the DTE Energy
               Company Board of Directors and The Detroit Edison Company Board of Directors Authorizing the Transfer Transaction and the Formation of International Transmission Company.

Exhibit FS-1   Form 10-K Annual Report of DTE Energy Company (Commission File
               No. 1-11607) and The Detroit Edison Company (Commission File No.
               1-2198)for the fiscal year ended December 31, 1999 (previously filed with the Commission on February 23, 2000, and incorporated herein by reference).

Exhibit FS-2   DTE Energy Company Consolidated Balance Sheet as of December 31,
               1999 (See Annual Report of DTE Energy Company on Form 10-K for
               the fiscal year ended December 31, 1999 (previously filed with the Commission on February 23, 2000, and incorporated herein by reference).

Exhibit FS-3   DTE Energy Company Consolidated Income Statement as of December
               31, 1999 (See Annual Report of DTE Energy Company on Form 10-K
               for the fiscal year ended December 31, 1999(previously filed with the Commission on February 23, 2000, and incorporated herein by reference).
